Exhibit 35.1

[Litton Loan Servicing LP logo]
4828 Loop Central Drive
Houston TX 77081
Telephone 713-966-8966
Fax 713-218-4595
www.littonloan.com
SERVICER COMPLIANCE STATEMENT
GSAMP Trust 2006-HE6

The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to
Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during such preceding calendar year (or such shorter period in the case of the first such report)
and of performance under this Agreement has been made under my supervision, and (ii)
to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement in all material respects for 2006, except as disclosed below:

Reconciliations for Asset-Backed Securities Related Bank Account 1122(d)(2)(vii)(D)
Our investor bank account reconciliations included certain reconciling items that were not resolved within 90 calend ar days of their original identification on eleven of sixty-three investor bank account reconciliations selected for testing.
The sum of the reconciling items for those eleven reconciliations was $216,950.

Adjustments to Interest Rates for Pool Assets With Variable Rates 1122(d)(4)(ix)
Our testing of sixty-five adjustable rate mortgages revealed two instances where certain adjustable rate mortgages for which the interest rate reset in the servicing system did not agree to interest rates in the appropriate source index per the borrower's note documents. These were the result of incorrect information transferring from the prior servicer. Additionally, the same sixty-five mortgages selected for testing included one instance where the adjustable rate mortgage payment change date in the servicing system did not agree to the loan documents.

Date: February 27, 2007

/s/ Elizabeth Folk
Elizabeth Folk
Senior Vice President and
Chief Financial Officer